Exhibit 11

Computations of Earnings Per Common Share

	2001			2002

	Net		Per Share			Per Share
	Income	Shares	Amount	Net Loss	Shares	Amount

	(in thousands, except per share data)
Basic EPS
Net income (loss) available to common shareholders	$3,084	20,494	$0.15	$(5,061)	20,833	$(0.24)

Effect of Dilutive Securities
Stock option plans		695			—

Dilutive EPS
Net income (loss) available to common shareholders and assumed conversions	$3,084	21,189	$0.15	$(5,061)	20,833	$(0.24)

Note: Options to purchase 4.0 million shares of Class A Common Stock were outstanding during the three months ended March 31, 2001, but were not included in the computation of diluted earnings per share because the effect would have been anti-dilutive.